July 16, 2012

Mayer Brown LLP

71 South Wacker Drive
Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711

www.mayerbrown.com

Julie Anne Gillespie

Direct Tel (312) 701-7132
Direct Fax (312) 706-8328

jgillespie@mayerbrown.com

Ms. Katherine Hsu Office Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549-3561

Re:	RFS Holding, LLC Registration Statement on Form S-3 Filed May 16, 2012 File No: 333-181466; 333-181466-01

Dear Ms. Hsu:

RFS Holding, LLC (the “Registrant”) has requested us to respond to the Commission staff’s comment letter dated June 5, 2012 concerning the captioned Registration Statement (the “Comment Letter”).

The Registrant is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form S-3. In addition, a paper copy of this letter is being delivered to you, together with two copies of Amendment No. 1, which have been marked to show the changes from the Registration Statement as filed on May 16, 2012.

The Registrant’s responses to the Comment Letter are set forth below. The responses follow each of the staff’s comments, which are re-typed below. Please note that the page references refer to the marked copy of the prospectus and form of prospectus supplement. Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

This letter is being submitted on behalf of the Registrant, accordingly, the terms “we”, “us” and “our” in the following responses refer to the Registrant.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

July 16, 2012

Compliance with Underwriting Criteria, page S-25

1.	We note on page S-25 the sentence that you intend to include accounts that were acquired by third parties and you did not or will not re-underwrite these acquired accounts and therefore, such accounts were not originated in accordance with the procedures described in this prospectus supplement and the accompanying prospectus. Please revise the sentence and instead disclose (or provide bracketed disclosure as applicable) the third party’s underwriting criteria to originate such acquired accounts or to purchase the accounts. Please also provide a description of the method and criteria by which the pool assets were selected for the transaction. Refer to Item 1111(a) of Regulation AB.

Response

We have revised the disclosure to describe the underwriting criteria used to purchase accounts from third-parties under the heading “The Sponsor—Account Origination” and “—Underwriting Process—Acquired Portfolio Evaluation” on pages 12 and 13 of the base prospectus. Please also note that in the case of a credit card account acquired from a third-party and included in the trust portfolio, such account may have been acquired many years ago (in some case more than ten years ago), and the receivables originated in such credit card account after the date of acquisition of the credit card account by GE Capital Retail Bank would have been originated by GE Capital Retail Bank rather than the institution that first opened the credit card account. For that reason, many of the receivables in a credit card account initially acquired from a third-party would nonetheless have been originated by GE Capital Retail Bank, and all receivables in acquired accounts are monitored on an on-going basis by GE Capital Retail Bank. For existing accounts, GE Capital Retail Bank uses behavioral scoring models on an on-going basis to evaluate whether to increase or decrease credit limits or close existing accounts, as described under “The Sponsor—Underwriting Process—Credit Monitoring,” “—Credit Authorization” and “—Fraud Investigation” on pages 12 and 13 of the base prospectus.

We have also added disclosure regarding the method and criteria by which the pool assets are selected for the transaction under the heading “Review of Pool Asset Disclosure” beginning on page S-24 of the form of prospectus supplement. Please note that the eligibility criteria for the accounts and receivables are also described under “The Trust Portfolio—Representations and Warranties of the Sellers” and “—Addition of Trust Assets” beginning on page 44 of the base prospectus.

July 16, 2012

2.	We note on page S-25 that you intend to include assets that were exceptions to the underwriting criteria. The disclosure does not appear to comply with the requirements of Item 1111(a)(8) of Regulation AB. Please revise to disclose (or include bracketed disclosure, as applicable, on) how accounts deviated from the disclosed underwriting decisions or other criteria or benchmark. For example, it is not clear whether the accounts lacking requisite manager approval deviated from the disclosed criteria or benchmarks for that reason alone or for other reasons. Also, it appears that the “credit related reasons” for the exceptions could be compensating factors and if so, please revise to disclose what factors were used to make the determination to include these accounts despite being exceptions to the underwriting criteria or supplementally explain why they need not be disclosed.

Response

GE Capital Credit Card Master Note Trust is an existing issuing entity, and a very small number of accounts (less than 0.01% of the asset balance) were determined to have deviated from the bank’s underwriting criteria after such account were designated to the securitization and are therefore disclosed. The eligibility criteria for receivables in the transaction documents requires the bank to represent that all securitized receivables were created in compliance with the credit and collections policies if the failure to comply with such policies would have a material adverse effect on the issuing entity, and the bank does not intend to designate assets to the issuing entity that deviate from the underwriting criteria in any material respect. The disclosure under the heading “Review of Pool Asset Disclosure” beginning on page S-24 of the form of prospectus supplement describes the number of accounts known to have deviated from the bank’s underwriting criteria and how such credit card accounts were known to deviate from the disclosed underwriting criteria. Where the disclosure indicates that an account deviated from the bank’s underwriting criteria due to a lack of requisite manager approval, that is the sole reason the account has been identified as deviating from the underwriting criteria. We have clarified the disclosure under the heading “Compliance with Underwriting Criteria” on page S-25 to indicate that lack of requisite manager approval was the “sole reason” such accounts were found to deviate from the underwriting criteria.

The reference to “credit-related reasons” was intended to describe the small number of accounts that were found to have had initial credit lines above the maximum level permitted by the operating procedures, and such credit-related reasons are not compensating factors. We have revised the disclosure to delete the reference to “credit-related reasons” and to clarify that this subset of accounts deviated from the underwriting guidelines based on maximum credit line.

July 16, 2012

As noted above, for existing accounts, GE Capital Retail Bank uses behavioral scoring models on an on-going basis to evaluate whether to increase or decrease credit limits or close existing accounts, as described under “The Sponsor—Underwriting Process—Credit Monitoring,” “—Credit Authorization” and “—Fraud Investigation” on pages 12 and 13 of the base prospectus. We have also revised the disclosure to indicate that this process to monitor accounts on an on-going basis is an additional compensating factor for accounts that lacked a requisite approval or were opened with a credit limit that exceeded the maximum level permitted by the bank’s operating procedures. In the case of an account that was opened with a credit limit higher than the maximum specified in the underwriting guidelines of the bank or without the requisite level of approval, the bank is able to monitor such account and adjust available credit as appropriate.

If you have specific questions you would like to discuss, please do not hesitate to contact me at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie

Julie A. Gillespie